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Regulatory Announcement

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06011651

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:07 09-Feb-06
Number	2112Y



RECEIVED
MAR 13 2006
PROCESSING
SECTION
DC 213

RNS Number:2112Y
Tesco PLC
09 February 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that, in accordance with instructions received on 19 January 2006, the following Director exercised options over Ordinary shares of 5p each in the Company under the Tesco Savings-Related Share Option Scheme (1981) on 8 February 2006 at an option price of 198 pence per share. These shares were sold, along with other employees' shares from the same scheme, at the market price of 327.25 pence per share.

Director	No of Shares
A Higginson	1,704

SUPPL

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:44 08-Feb-06
Number	1046Y


RECEIVED
PROCESSING
2006
SECTION

RNS Number:1046Y
Tesco PLC
08 February 2006

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on Wednesday 8th February 2006 717,573 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 717,573 Ordinary Shares of 5P each in the company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Additional Listing
Released	11:06 27-Jan-06
Number	5470X



RECEIVED MAR 13 2006 WASH. D.C. 213 PROCESSING SECTION

RNS Number:5470X
Tesco PLC
27 January 2006

Tesco plc

Application has been made to the UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the block listing of 42,000,000 Ordinary Shares of 5 pence each, ranking parri passu with the existing Ordinary Shares, to the Official List.

These shares will be issued pursuant to the Tesco plc Savings Related Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved